Mail Stop 3561

June 17, 2008

David P. Hanlon
Chief Executive Officer
Empire Resorts, Inc.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

Re: Empire Resorts, Inc.
Schedule 14A filed May 23, 2008
File No. 001-12522

Dear Mr. Hanlon:

We have conducted a limited review your filing and have the following comments. Our review has been limited to the items noted below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are disposing of substantially all of your assets in the proposed transaction. Please tell us whether this joint venture is intended as one of a series of transactions which will ultimately produce a going-private effect. Refer to Rule 13e-3 of the Exchange Act.

Background of the Joint Venture and the Contribution Agreement, page 18

2. Please revise your disclosure to eliminate generic references to negotiations and internal meetings. Instead revise your disclosure to describe the substance of these discussions in more detail.

3. Please revise to identify the persons involved in your negotiations and internal meetings, rather than referring generally to "the Company", "Concord" or unspecified "representatives." For example, please identify the person(s) at Empire that Mr. Cappelli contacted on November 5, 2007 to discuss the proposal.

4. With respect to negotiations that were conducted on your behalf by counsel or other representatives, please revise this section to discuss in more detail the instructions provided by your board to such representatives.

5. Please revise to disclose whether the company was exploring potential business combinations or other strategic alternatives at the time of Concord's initial contact with Empire.

6. Similarly, please revise to discuss any alternative transactions and structures considered by the company following the initial contact by Concord, and the reasons the board rejected such alternatives. If no alternatives were considered, please disclose this fact and explain why.

7. Refer to the second paragraph of this section. Please describe Concord's proposal, including the proposed relationship between Empire's stock price and its obligations to help fund the development.

8. Please define the acronym "VGM."

9. In the second sentence of the third paragraph you state that your board expressed concern regarding the valuation of your operations and property. Please more specifically describe the nature of their concerns. In addition, please state whether their concerns were expressed to Concord at that time and, if so, describe Concord's response.

10. Please provide a detailed discussion, including relevant dates, of your negotiations and internal meetings related to:

    - the proposed term sheet provided on November 26, 2007.
    - the proposed joint venture agreement provided on November 28, 2007.
    - the proposed formation agreement provided on December 6, 2007.

11. Please disclose the specific items negotiated during the meeting referenced in the first sentence on page 19.

12. While you have identified the items discussed in the conference call following the December 7, 2007 term sheet, your disclosure does not discuss the parties' respective positions regarding the issues identified. Please revise to clarify.

13. Refer to the second paragraph on page 19. Please expand your disclosure to explain how the proposed transaction might impact the St. Regis Mohawk Tribe and whether the Tribe's participation in negotiations was first raised on December 17, 2007 or had been discussed in prior negotiations.

14. Please revise to identify and discuss the "open issues" referred to in the second paragraph on this page.

15. Refer to the third and fourth paragraphs on this page. Please revise to describe in greater detail the substance of the various negotiations and internal meetings which occurred in January, 2008. Please identify the individual participants in these negotiations and meetings and, where revisions were proposed, discuss how each party's position changed.

16. In the final paragraph on this page, you indicate that the board discussed a put option. Please revise to explain the features of the put option. Further, it is unclear when the put option feature was first proposed. Please revise this entire section to reflect the history of the negotiations and internal meetings related to the put option.

17. Refer to the second-to-last sentence on page 19. Please disclose whether the board decided to consult with a financial advisor and discuss the reasons for its decision.

18. Your first mention of the transaction's proposed financing model occurs in the first paragraph on page 20. As a critical element of the transaction, we believe that financing should be discussed more prominently. Please revise the entire section to discuss in greater detail the history of negotiations and internal meetings related to the proposed financing model (i.e., state- versus private-financing).

19. You indicate that the transaction documents were revised and finalized from February 5-February 8. Please expand your discussion to fully describe these revisions and the related negotiations and internal meetings.

20. Refer to the second paragraph on page 21. It is unclear when the issues contemplated by the Monticello Letter were first raised and by whom. Please revise the entire section to describe in detail the history of negotiations and

internal meetings related to the matters contemplated by the agreement. Provide similar background disclosure related to the Horsemen's Agreement.

Certain Relationships and Related Transactions, page 90

21. Refer to the first paragraph on page 90. We note that the parties' initial capital contributions are subject to an appraisal process. Please revise the summary term sheet (beginning on page 1) and the description of the contribution agreement (beginning on page 27) to fully describe how the appraisal process is conducted, including when the appraisal is conducted and what methods are used.

*****

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *

Please amend the Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information and file such letter as a correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief

cc: Facsimile (212.451.2222)
        Robert Friedman, Esq.
        Olshan Grundman